**Michael Page International**
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

RECEIVED
2008 JUL 21 A 11: 3

2 July 2008

File No. 82-5162

Mary Cascio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

[redacted]

08003870

SUPPL

Dear Ms Cascio

**Michael Page International plc – Rule 12g3-2(b) Exemption**

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. 88(2) – Return of allotment of shares
2. Resolutions
3. Annual Accounts 2007
4. 88(2) – Return of allotment of shares
5. 169 – Return by a Company purchasing its own shares
6. 122 – Cancellation of shares
7. 169 – Return by a Company purchasing its own shares
8. 122 – Cancellation of shares
9. 122 – Cancellation of shares
10. 122 – Cancellation of shares
11. 88(2) – Return of allotment of shares

PROCESSED
JUL 23 2008
THOMSON REUTERS

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

**Lucie Collins**
Senior Group Reporting Accountant
Direct Line 01932 264149
luciecollins@michaelpage.com

dw 7/21

RECEIVED
2008 JUL 21 A 11:-3

Companies House
— for the record —

Please complete in typescript, or in bold black capitals
CHWP000

# 88(2)
(Revised 2005)
Return of Allotment of Shares

| | |
|---|---|
| Company Number | 3310225 |
| Company name in full | MICHAEL PAGE INTERNATIONAL PLC |

Shares allotted (including bonus shares)
(see Guidance Booklet GBA6)

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 01 | 05 | 2008 | 31 | 05 | 2008 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number allotted | 29,107 | | |
| Nominal value of each share | 1p | | |
| Amount (if any) paid or due on each share (including any share premium) | £1.82 (Average) | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

Consideration for which the shares were allotted
(This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)

FRIDAY
*AOMBC0QX*
A31 20/06/2008 278
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

## Names and addresses of the allottees

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| | Class of shares allotted | Number allotted |
| Name(s): HSBC Global Custody Nominee (UK) Ltd<br>Address: 8 Canada Square, London<br>UK Postcode E14 5HQ | Ordinary 1p | 29,107 |
| Name(s):<br>Address:<br>UK Postcode | | |
| Name(s):<br>Address:<br>UK Postcode | | |
| Name(s):<br>Address:<br>UK Postcode | | |
| Name(s):<br>Address:<br>UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19/06/08

** A director / secretary / administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor

** *Please delete as appropriate*

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

| |
|---|
| |
| |
| Tel |
| DX number DX exchange |

G

COMPANIES FORM No. 122

# Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

RECEIVED 2008 JUL 21 A 11:43 CORPORATE FINANCE

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

*Please complete legibly, preferably in black type, or bold block lettering*

To the Registrar of Companies (Address overleaf)

For official use

Company number 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that

Following the share repurchase on 30th April 2008, 1,000,000 ordinary shares of 1p were cancelled.

CANCELLATION OF AUTHORISED UNISSUED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 1/5/08.

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

WEDNESDAY

*AZREO0AC*
A37 04/06/2008 254
COMPANIES HOUSE

82-5162

G

CHWP000

**COMPANIES FORM No. 122**

# Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

RECEIVED
2008 JUL 21 A -3

# 122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

*Please complete legibly, preferably in black type, or bold block lettering*

To the Registrar of Companies
**(Address overleaf)**

For official use

Company number: 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that

Following the share repurchase on 29th April 2008, 1,000,000 ordinary shares of 1p were cancelled.

CANCELLATION OF AUTHORISED UNISSUED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 1/5/08.

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

WEDNESDAY

*AZREX0AL*
A37 04/06/2008 245
COMPANIES HOUSE

# G

CHWP000

**COMPANIES FORM No. 122**

# 122

## Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

*Please complete legibly, preferably in black type, or bold block lettering*

To the Registrar of Companies
(Address overleaf)

For official use | Company number: 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that

Following the share repurchase on 7th April 2008, 1,000,000 ordinary shares of 1p were cancelled

CANCELLATION OF AUTHORISED UNISSUED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 11/4/08

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

Post room

WEDNESDAY

*AZREW0AK*
A37 04/06/2008 246
COMPANIES HOUSE

Companies House — for the record —

RECEIVED

2008 JUL 21 A

169

# Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

Please complete in typescript, or in bold black capitals

CHFP000

Please do not write in the space below For HM Revenue & Customs only, where the amount or value of the consideration exceeds £1000

Company number: 3310225

Company name in full: MICHAEL PAGE INTERNATIONAL PLC

Note: This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows

| | | | |
|---|---|---|---|
| Class of shares | Ordinary | Ordinary | Ordinary |
| Number of shares purchased | 1,000,000 | 1,000,000 | 1,000,000 |
| Nominal value of each share | 1p | 1p | 1p |
| Date(s) on which shares were delivered to the company | 7/04/08 | 29/04/08 | 30/04/08 |
| Maximum prices paid for each share † | £2.870747 | £2.85489 | £2.8918 |
| Minimum prices paid for each share † | £2.870747 | £2.85489 | £2.8918 |

† A private company is not required to give this information

| | |
|---|---|
| The aggregate amount paid by the company for the shares to which this return relates was | £8,617,447 |
| If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0 5 % rounded up to the nearest multiple of £5 | £43,090 |

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000 "

Signature

Signature [signature] Date 20/05/08

* Please delete as appropriate

*(director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ (Scotland))

Contact details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be

| |
|---|
| |
| |
| Tel |
| DX number DX exchange |

WEDNESDAY

*AZREV0AJ*

A37 04/06/2008 247

COMPANIES HOUSE

de

rge

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ
DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

04/06

G

CHWP000

# COMPANIES FORM No. 122

## Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

# 122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 3310225

Name of company

* insert full name of company

* MICHAEL PAGE INTERNATIONAL PLC

gives notice that

Following the share repurchase on 1st May 2008, 500,000 ordinary shares of 1p were cancelled.

CANCELLATION OF AUTHORISED UNISSUED CAPITAL

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ COMPANY SECRETARY Date 2/5/08.

Presenter's name address and reference (if any)

For official Use (02/06)
General Section

WEDNESDAY

*AZREM0AA*
A37 04/06/2008 256
COMPANIES HOUSE

7130

S46\3

Companies House — for the record —

# 169

## Return by a company purchasing its own shares

Pursuant to section 169 of the Companies Act 1985

**Please complete in typescript, or in bold black capitals**
**CHFP000**

**Company number** 3310225

**Company name in full** MICHAEL PAGE INTERNATIONAL PLC

Please do not write in the space below For HM Revenue & Customs only, where the amount or value of the consideration exceeds £1,000

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

† A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows

| | | | |
|---|---|---|---|
| Class of shares | Ordinary | | |
| Number of shares purchased | 500,000 | | |
| Nominal value of each share | 1p | | |
| Date(s) on which shares were delivered to the company | 01/05/08 | | |
| Maximum prices paid for each share † | £2.8514 | | |
| Minimum prices paid for each share † | £2.8514 | | |

| | |
|---|---|
| The aggregate amount paid by the company for the shares to which this return relates was | £1,425,700 |
| If the amount or value of the consideration is more than £1,000 Stamp Duty is payable on the aggregate amount at the rate of 0 5 % rounded up to the nearest multiple of £5 | £ 7,130 |

This section only applies to companies which have repurchased shares on or after 13 March 2008

To be completed by companies where the amount or the value of the consideration is **£1,000 or less**

"I / We* certify that the transaction effected by this instrument does not form part of a larger transaction or series of transactions in respect of which the amount or value, or aggregate amount or value, of the consideration exceeds £1,000 "

**Signature**

**Signature** [signature] **Date** 20/05/08

* Please delete as appropriate (director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ (Scotland))

Contact details
You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

Tel

DX number DX exchange

WEDNESDAY

*AZRENOAB*
A37 04/06/2008 255
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, Wales, CF14 3UZ
DX 33050 Cardiff
for companies registered in England and Wales, or

Companies House, 37 Castle Terrace, Edinburgh, Scotland, EH1 2EB
DX ED235 Edinburgh 1 or LP – 4 Edinburgh 2 (legal post)
for companies registered in Scotland

RECEIVED

2008 JUL 21 A II: 43

Companies House — for the record —

Please complete in typescript, or in bold black capitals

CHWP000

# 88(2)

(Revised 2005)

**Return of Allotment of Shares**

Company Number: 3310225

Company name in full: MICHAEL PAGE INTERNATIONAL PLC

## Shares allotted (including bonus shares)

(see Guidance Booklet GBA6)

| | From | To |
|---|---|---|
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | Day 01 Month 04 Year 2008 | Day 30 Month 04 Year 2008 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number allotted | 65,092 | | |
| Nominal value of each share | 1p | | |
| Amount (if any) paid or due on each share (including any share premium) | £1.72 (Average) | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the

WEDNESDAY SA

*AZREP0AD*
A37 04/06/2008 253
COMPANIES HOUSE

*ABEHZZS6*
A44 17/05/2008 207
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

## Names and addresses of the allottees

| Shareholder details (*list joint allottees as one shareholder*) | Shares and share class allotted | |
|---|---|---|
| Name(s) HSBC Global Custody Nominee (UK) Ltd<br>Address 8 Canada Square<br>London<br>UK Postcode E14 5HQ | Class of shares allotted<br>Ordinary 1p | Number allotted<br>65,092 |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 16/05/08

** A director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver~~ / ~~official receiver~~ / ~~receiver manager~~ / ~~voluntary arrangement supervisor~~

** *Please delete as appropriate*

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

| | |
|---|---|
| | |
| | |
| Tel | |
| DX number | DX exchange |

Company Registration No. 3310225

# Michael Page International plc

## Report and Financial Statements

## 31 December 2007



Deloitte & Touche LLP
London

THURSDAY

*AYQH30BT*
A57 05/06/2008 47
COMPANIES HOUSE

**Company Name. Michael Page International plc**
**Company Number· 03310225**
**Date Resolutions Passed: 23 May 2008**

**To propose the following ordinary resolution.**
That the Directors be and are hereby generally and unconditionally authorised for the purposes of Section 80 of the Companies Act 1985 (the "Act") to exercise all powers of the Company to allot relevant securities (as defined in Section 80 (2) of the Act) up to an aggregate nominal amount of £1,080,399 to such persons upon such conditions as the Directors may determine, such authority to expire at the conclusion of the next Annual General Meeting of the Company save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted in pursuance of such an offer or agreement as if the authority conferred hereby had not expired
**Resolution passed**

**To propose the following special resolution:**
That the Directors be and are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the "Act") to allot equity securities (as defined in Section 94 of the Act) for cash pursuant to the authority conferred by resolution 9 above as if Section 89 (1) of the Act did not apply to such allotment provided that this power shall be limited to

(a) the allotment of equity securities in connection with a rights issue and so that for this purpose "rights issue" means an offer of equity securities open for acceptance for a period fixed by the Directors to holders of equity securities on the register on a fixed record date in proportion to their respective holdings of such securities or in accordance with the rights attached thereto but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements or legal or practical problems under the laws of any overseas territory or requirements of any recognised regulatory authority or stock exchange in any country or any matter whatever, and

(b) the allotment (other than within the authority conferred in sub paragraph (a) above) of equity securities for cash up to an aggregate nominal amount of £163,697, and shall expire at the conclusion of the next Annual General Meeting of the Company when the general authority under Resolution 9 shall expire, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted in pursuance of such an offer or agreement as if the authority conferred hereby had not expired
**Resolution passed**

**To propose the following special resolution**
That pursuant to the Company's Articles of Association and Section 166 of the Companies Act 1985 (the "Act"), the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of section 163(3) of the Act) of ordinary shares of 1p each in the capital of the Company provided that

(a) the maximum number of ordinary shares hereby authorised to be purchased is 49,076,321,
(b) the minimum price which may be paid for each ordinary share is 1 pence,
(c) the maximum price which may be paid for each ordinary share is in respect of an ordinary share contracted to be purchased on any day, an amount equal to 105% of the average of the mid-market quotations for an ordinary share of the company as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased,

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company after the date of passing this resolution, unless such authority is renewed prior to such time, and

(e) the Company may conclude a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be exercised wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract as if the authority hereby conferred had not expired

**Resolution passed**

**To propose the following special resolution**

That the Articles of Association, contained in the document produced at the meeting and signed by the Chairman for the purposes of identification, be approved and adopted as the new Articles of Association of the Company in substitution for, and to the exclusion of, the existing Articles of Association, with effect from the conclusion of the 2008 Annual General Meeting

**Resolution passed**

# ARTICLES OF ASSOCIATION

of

# MICHAEL PAGE INTERNATIONAL PLC

(adopted by Special Resolution passed on 23 May 2008)

## PRELIMINARY

1. (1) In these articles the following words bear the following meanings-

**"the Act"** means subject to paragraph (4) of this article, the Companies Act 1985,

**"the Acts"** means the Companies Act 1985 and the Companies Act 2006,

**"address"** in relation to electronic communications, includes any number or address used for the purposes of such communications,

**"these articles"** means the articles of the Company,

**"clear days"** means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

**"communication"** means the same as in the Electronic Communications Act 2000,

**"electronic communication"** means the same as in the Electronic Communications Act 2000,

**"executed"** means any mode of execution,

**"holder"** means in relation to shares, the member whose name is entered in the register of members as the holder of the shares,

**"the Stock Exchange"** means the London Stock Exchange PLC,

**"Office"** means the registered office of the Company,

**"recognised person"** means a recognised clearing house or a nominee of a recognised clearing house or of a recognised investment exchange who is designated as mentioned in section 185(4) of the Act,

**"the seal"** means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the Act, or either of them as the case may require,

**"secretary"** means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary,

**"the Uncertificated Securities Regulations"** means subject to paragraph (4) of this article, the Uncertificated Securities Regulations 1995

(2) In these Articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles bear the same meaning as in the Act or the Uncertificated Securities Regulations (as the case may be)

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force

(5) In these articles, unless the context otherwise requires -

(a) words in the singular include the plural, and vice versa,

(b) words importing any gender include all genders, and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons

(6) In these articles -

(a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form,

(b) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible,

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise, and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors

(7) The headings are inserted for convenience only and do not affect the construction of these articles

2 The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 do not apply to the Company

## SHARE CAPITAL

3 The share capital of the Company is £5,712,500 divided into 571,250,000 ordinary shares of 1p each

4 Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine)

5 Subject to the provisions of the Act, any share may be issued which is or is to be liable, to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these articles

6 Subject to the provisions of the Act and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit

7 The Company may exercise the powers of paying commissions conferred by the Act Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other

8 Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder

9 Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to, shares and other securities in any form

(a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted, and

(b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa

If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph 9(a) above or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form

10 Notwithstanding anything else contained in these Articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings

## VARIATION OF RIGHTS

11 Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up-

(a) in such manner (if any) as may be provided by those rights, or

(b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question and at an adjourned meeting shall be one person holding shares of the class in question or his proxy

12 Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares

**SHARE CERTIFICATES**

**13.** (1) Subject to paragraph (2) of this article, every holder of shares (other than a recognised person in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of such shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares Every certificate shall be issued under the seal, or bearing an imprint or representation of the seal or such other form of authentication as the directors may determine, and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form

(3) If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate

**LIEN**

14 The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share The directors may declare any share to be wholly or in part exempt from the provisions of this article The Company's lien on a share shall extend to all amounts payable in respect of it

15 The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold

16 To give effect to the sale the directors may, in the case of a share in certificated form, authorise some person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser, and, in the case of a share in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale

17 The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale

**CALLS ON SHARES AND FORFEITURE**

18 Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares A call may be required to be paid by instalments A call may, before receipt by the Company of an amount due under it, be revoked in whole or in part and payment of a call may be postponed in whole or part A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made

19 A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed

20 The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it

21 If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part

22 An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call

23 Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares

24 The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree

25 If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture

26. Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise someone to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the share to that person

27 A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment, but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal

28 A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share

## TRANSFER OF SHARES

29 The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee

30 Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on the register as being held in uncertificated form may be transferred by means of the relevant system concerned

31 (1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid or on which the company has a lien provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer -

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a recognised person where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer,

(b) is in respect of only one class of share, and

(c) is in favour of not more than four transferees

(2) The directors may refuse to register a transfer of a share in uncertificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer, and they may refuse to register any such transfer in favour of more than four transferees

32 If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a share in certificated form) or the date on which the Operator - instruction was received by the Company (in the case of a share in uncertificated form) send to the transferee notice of the refusal

33 Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

34 No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share

35 The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given

36 Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person

## TRANSMISSION OF SHARES

37 If a member dies the survivor or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest, but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him

38 A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee If he elects to become the holder he shall give notice to the Company to that effect If he elects to have another person registered he shall transfer title to the share to that person All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred

39 A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares

## DISCLOSURE OF INTERESTS

**40.** (1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 212 of the Act and has failed in relation to any shares (the "default shares") to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine -

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll or to exercise any other right conferred by membership in relation to any such meeting or poll, and

(b) where the default shares represent at least 0 25 per cent of their class -

(i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend, and

(ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless

(A) the member is not himself in default as regards supplying the information required, and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of

(a) receipt by the Company of the information required by the notice mentioned in that paragraph, and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue provided that any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled), and provided further that paragraph (1) of this article shall apply to the exclusion of this paragraph if the Company gives a separate notice under section 212 of the Act in relation to the new shares

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 212 of the Act to any other person, it shall at the same time send a copy of the notice to the member, but the accidental omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article

(5) For the purposes of this article -

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 212 of the Act, from anyone else) knows or has reasonable cause to believe that the person is, or may be, so interested,

(b) "interested" shall be construed as it is for the purpose of section 212 of the Act,

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular,

(d) an "excepted transfer" means, in relation to any shares held by a member -

(i) a transfer pursuant to acceptance of a takeover offer (within the meaning in Part XIIIA of the Act) in respect of shares in the Company, or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services Act 1986) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded, or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares

(6) Nothing in this article shall limit the powers of the Company under section 216 of the Act or any other powers of the Company whatsoever

**UNTRACED MEMBERS**

**41.** (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if-

(a) for a period of twelve years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned,

(b) during that period at least three dividends in respect of the share have become payable,

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known address of the member or person concerned, given notice of its intention to sell such share, and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c))

(3) To give effect to the sale of any share pursuant to this article the Company may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser, and in the case of a share in uncertificated form, the Company may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale

## ALTERATION OF CAPITAL

42 The Company may by ordinary resolution -

(a) increase its share capital by new shares of such amount as the resolution prescribes,

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares,

(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum,

(d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others, and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

43 Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the directors may on behalf of those members sell to any person (including, subject to the provisions of the Act, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members, and the directors may, in the case of shares in certificated form, authorise some person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser, and, in the case of shares in uncertificated form, the directors may take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale

44 Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way

## PURCHASE OF OWN SHARES

45 Subject to the provisions of the Act, the Company may purchase its own shares, including redeemable shares

## GENERAL MEETINGS

46 All general meetings other than annual general meetings shall be called extraordinary general meetings

47 The directors may call general meetings If there are not within the United Kingdom sufficient directors to call a general meeting, any director or, if there is no director within the United Kingdom, any member of the Company may call a general meeting.

## NOTICE OF GENERAL MEETINGS

48 Subject to the provisions of the Act, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company

49 The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting

## PROCEEDINGS AT GENERAL MEETINGS

50 No business shall be transacted at any meeting unless a quorum is present Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporation which is a member, shall be a quorum

51 If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such day, time and place as the directors may determine If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved

52 The chairman (if any) of the board of directors, or in his absence [the deputy-chairman, or in the absence of both of them] some other director nominated by the directors, shall preside as chairman of the meeting, but if neither the chairman nor [the deputy-chairman nor] such other director (if any) is present within fifteen minutes after

the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present to be chairman and, if there is only one director present and willing to act, he shall be chairman

53 If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman

54 A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares

55 Without prejudice to any other power of adjournment he may have under these articles or at common law, the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted Otherwise it shall not be necessary to give notice of an adjournment

56 If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling

57 A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded Subject to the provisions of the Act, a poll may be demanded -

(a) by the chairman, or

(b) by not less than five members having the right to vote at the meeting, or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting, or

(d) by a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right

58 Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution

59 The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made

60 A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll The result

of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded

61 In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have

62 A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made

63 No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken

**VOTES OF MEMBERS**

64 Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share of which he is the holder

65. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members

66 A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at or sent to the Office, or such other place as is specified in accordance with these articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable

67 No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid

68 No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive

69 On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way A proxy need not be a member A member may appoint more than one proxy to attend on the same occasion Submitting an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it

70 Subject to article 70A below, an appointment of a proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer

70A The directors may allow the appointment of a proxy to be contained in an electronic communication subject to any requirements as to authentication of the appointment and any limitations, restrictions or conditions as the directors may think fit

71 The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may -

(a) in the case of an instrument in writing be deposited at the Office or at such other place [in the United Kingdom] as is specified in the notice convening the meeting, or in any appointment of proxy sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote, or

(b) in the case of an appointment contained in an electronic communication be received at the address specified in the notice convening the meeting, or in any appointment of proxy sent out by the Company in relation to the meeting, or in any invitation to appoint a proxy issued by the company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote, or

(c) in the case of a poll taken more than 48 hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll, or

(d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or any director

and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid

72 A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, or at such other place at which an appointment of proxy may be duly deposited or the address where an appointment contained in an electronic communication may be duly received, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the

case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll

73 The appointment of a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member)

74 The directors may at the expense of the Company send or made available invitations to appoint a proxy to the members by post or by electronic communications or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it The accidental omission to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting

74A Where two or more valid but differing appointments of proxy are received in respect of the same share for use at the same meeting the one which is last sent shall be treated as replacing and revoking the other or others If the Company is unable to determine which is last sent, the one which is last received shall be so treated If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share

## CORPORATIONS ACTING BY REPRESENTATIVES

75 Any corporation which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares Except as otherwise provided in these articles, the person so authorised shall be entitled to exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it

## DIRECTORS

76 Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be subject to any maximum but shall not be less than two

77 A director shall not require a share qualification

78 (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to the directors (other than alternate directors) such fees for their services in the office of director as the directors may determine (not exceeding in the aggregate an annual sum of £600,000 or such larger amount as the Company may by ordinary resolution decide) divided between the directors as

they may determine, or, failing such determination, equally The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles

(2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine

## ALTERNATE DIRECTORS

79 Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him

80 An alternate director shall (unless he is absent from the United Kingdom) be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director

81 An alternate director shall cease to be an alternate director if his appointor ceases to be a director, but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re- appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment

82 An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in any other manner approved by the directors

83 Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him

## POWERS OF DIRECTORS

84 The business of the Company shall be managed by the directors who, subject to the provisions of the Act, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given The powers given by this article shall not be limited by

any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors

85 (1) The directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group, other than amounts to be taken into account under paragraph (3)(c) and (d) of this article) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to three times the aggregate of-

(a) the amount paid up on the share capital of the Company, and

(b) the total of the capital and revenue reserves of the Group, including any share premium account, capital redemption reserve, capital contribution reserve and credit balance on the profit and loss account, but excluding sums set aside for taxation and amounts attributable to outside shareholders in subsidiary undertakings of the Company and deducting any debit balance on the profit and loss account, all as shown in the then latest audited consolidated balance sheet and profit and loss account of the Group, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of that balance sheet and further adjusted as may be necessary to reflect any change since that date in the companies comprising the Group

(2) In this article -

(a) "the Group" means the Company and its subsidiary undertakings (if any), and

(b) "subsidiary undertaking" has the same meaning as in the Act

(3) For the purposes of this article, but without prejudice to the generality of the terms "borrowing" and "borrowed" -

(a) amounts borrowed for the purpose of repaying the whole or any part of any amounts previously borrowed and then outstanding (including any premium payable on final repayment) and to be applied for that purpose within six months of the borrowing shall not, pending such application, be taken into account as money borrowed,

(b) the principal amount (including any premium payable on final repayment) of any debentures issued in whole or in part for a consideration other than cash shall be taken into account as money borrowed by the member of the Group issuing them,

(c) money borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group shall (notwithstanding sub-paragraph (b) of this paragraph) be taken into account subject to the

exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group shall (subject to sub-paragraph (d) of this paragraph) be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this sub-paragraph "minority proportion" means the proportion of the issued equity share capital of the partly-owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company), and

(d) in the case of money borrowed and owing to a partly-owned subsidiary undertaking by another partly-owned subsidiary undertaking the proportion which would otherwise be taken into account under sub-paragraph (c) of this paragraph shall be reduced by excluding such part of it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company

(4) In calculating the aggregate amount of borrowings for the purpose of this article, money borrowed by any member of the Group which is denominated or repayable in a currency other than sterling shall be treated as converted into sterling -

(a) at the rate of exchange used for the conversion of that currency in the latest audited balance sheet of that member, or

(b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet, but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead

(5) No debt incurred or security given in respect of money borrowed or to be taken into account as money borrowed in excess of the above limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed

(6) In this article references to a consolidated balance sheet and profit and loss account of the Group are to be taken -

(a) in a case where the Company had no subsidiary undertakings at the relevant time, as references to the balance sheet and profit and loss account of the Company,

(b) in a case where the Company had subsidiary undertakings at the relevant time but there are no consolidated accounts of the Group, as references to the respective balance sheets and profit and loss accounts of the companies comprising the Group, and

(c) in a case where the Company had subsidiary undertakings at the relevant time, one or more of which has, in accordance with the Act, been excluded from consolidation as references to the consolidated balance sheet and profit and loss account of the Company and those of its subsidiary undertakings included in the consolidation

## DELEGATION OF DIRECTORS' POWERS

86 (1) The directors may delegate any of their powers -

(a) to any managing director, any director holding any other executive office or any other director,

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons, but a majority of the members of the committee shall be directors and no resolution of the committee shall be effective unless a majority of those present when it is passed are directors, and

(c) to any local board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied The power to delegate under this article, being without limitation, includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director, and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying

87 The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him

## APPOINTMENT AND RETIREMENT OF DIRECTORS

88 At the annual general meeting in every year there shall retire from office by rotation -

(a) all directors who held office at the time of the two preceding annual general meetings and who did not retire by rotation at either of them, and

(b) if the number of directors retiring under (a) above is less than one-third of the directors or, if their number is not three or a multiple of three, less than the number which is nearest to but does not exceed one-third, such additional number of directors as shall together with the directors retiring under (a) above

equal one-third of the directors or, if their number is not three or a multiple of three, the number which is nearest to but does not exceed one-third

89 Subject to the provisions of the Act and to the following provisions of these articles, the directors to retire by rotation pursuant to article 88(b) shall be those who have been longest in office since their last appointment or reappointment, but as between persons who became or were last reappointed directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot

90 If the Company, at the meeting at which a director retires by rotation, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost

91 No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless-

(a) he is recommended by the directors, or

(b) not less than seven nor more than thirty-five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed

92 At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment

93 Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, and may also determine the rotation in which any additional directors are to retire

94 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors A director so appointed shall retire at the next following annual general meeting and shall not be taken into account in determining the directors who are to retire by rotation at the meeting

95 Subject as aforesaid, a director who retires at an annual general meeting may be reappointed If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting

## DISQUALIFICATION AND REMOVAL OF DIRECTORS

96 Without prejudice to the provisions of the Act, the Company may, by extraordinary resolution, remove a director before the expiration of his period of office (but such

removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director

97 The office of a director shall be vacated if -

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director, or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally, or

(c) he is, or may be, suffering from mental disorder and either -

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs, or

(d) he resigns his office by notice in writing to the Company, or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated, or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated, or

(g) he is requested in writing by all the other directors to resign

98 No person shall be disqualified from being appointed or reappointed as a director and no director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age, nor shall it be necessary by reason of his age to give special notice under the Act of any resolution appointing, reappointing or approving the appointment of a director Where a general meeting is convened at which a director will be proposed for appointment or reappointment who, to the knowledge of the directors, will be seventy or more at the date of the meeting, the directors shall give notice of his age in the notice convening the meeting or in any document sent with it, but the accidental omission to do so shall not invalidate any proceedings at the meeting or any appointment or reappointment of the director concerned

## DIRECTORS' APPOINTMENTS AND INTERESTS

99 The directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and, subject to the provisions of the Act, any such appointment may be made for such term, at such

remuneration and on such other conditions as the directors think fit Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company

100 (1) Subject to the provisions of the Acts, and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office -

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; and

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested,

and (i) he shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate, (ii) he shall not infringe his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the Company as a result of any such office or employment or any such transaction or arrangement or any interest in any such body corporate, and (iii) no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit

(2) For the purposes of this article -

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified, and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his

101 (1) The directors may (subject to such terms and conditions, if any, as they may think fit to impose from time to time, and subject always to their right to vary or terminate such authorisation) authorise, to the fullest extent permitted by law -

(a) any matter which would otherwise result in a director infringing his duty to avoid a situation in which he has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with the interests of the

Company and which may reasonably be regarded as likely to give rise to a conflict of interest (including a conflict of interest and duty or conflict of duties), and

(b) a director to accept or continue in any office, employment or position in addition to his office as a director of the Company and without prejudice to the generality of paragraph (1)(a) of this article may authorise the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises,

provided that for this purpose the director in question and any other interested director are not counted in the quorum at any board meeting at which such matter, or such office, employment or position, is approved and it is agreed to without their voting or would have been agreed to if their votes had not been counted

(2) If a matter, or office, employment or position, has been authorised by the directors in accordance with this article then (subject to such terms and conditions, if any, as the directors may think fit to impose from time to time, and subject always to their right to vary or terminate such authorisation or the permissions set out below) -

(a) the director shall not be required to disclose any confidential information relating to such matter, or such office, employment or position, to the Company if to make such a disclosure would result in a breach of a duty or obligation of confidence owed by him in relation to or in connection with that matter, or that office, employment or position,

(b) the director may absent himself from discussions, whether in meetings of the directors or otherwise, and exclude himself from information, which will or may relate to that matter, or that office, employment or position, and

(c) a director shall not, by reason of his office as a director of the Company, be accountable to the Company for any benefit which he derives from any such matter, or from any such office, employment or position

DIRECTORS' GRATUITIES AND PENSIONS

102 The directors may provide benefits, whether by the payment of gratuities or pensions, or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit

PROCEEDINGS OF DIRECTORS

103 (1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom.

(3) If a director notifies the Company in writing of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given to him at that address, but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address

(4) Questions arising at a meeting shall be decided by a majority of votes In case of an equality of votes, the chairman shall have a second or casting vote A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote, and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence

(5) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this article is adopted or developed subsequently) or by a combination of such methods A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting

104 No business shall be transacted at any meeting of the directors unless a quorum is present The quorum may be fixed by the directors and unless so fixed at any other number shall be two An alternate director who is not himself a director shall, if his appointor is not present, be counted in the quorum

105 The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting

106 The directors may elect from their number, and remove, a chairman and a deputy-chairman of the board of directors The chairman, or in his absence the deputy-chairman, shall preside at all meetings of the directors, but if there is no chairman or deputy-chairman, or if at the meeting neither the chairman nor the deputy-chairman is present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting.

107 All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote

108 A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity

109 (1) Subject to any other provision of these articles, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless his interest arises only because the case falls within one or more of the following sub-paragraphs

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings,

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security,

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange,

(d) the resolution relates to an arrangement for the benefit of the employees and directors and/or former employees and directors of the Company or any of its subsidiary undertakings, and/or the members of their families (including a spouse or civil partner and a former spouse and former civil partner) or any person who is or was dependent on such persons, including but without being limited to a retirement benefits scheme and an employees' share scheme, which does not accord to any director any privilege or advantage not generally accorded to the employees and/or former employees to whom the arrangement relates,

(e) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded (i) any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest; (ii) any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder, and (iii) any shares of that class held as treasury shares),

(f) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability

(2) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(e) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment

110 A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote

111. The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors

112 If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive

## MINUTES

113 The directors shall cause minutes to be made in books kept for the purpose -

(a) of all appointments of officers made by the directors, and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting

## SECRETARY

114 Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit, and any secretary so appointed may be removed by them.

## THE SEAL

115 The seal shall be used only by the authority of a resolution of the directors or of a committee of the directors The directors may determine whether any instrument to which the seal is affixed, shall be signed and, if it is to be signed, who shall sign it Unless otherwise determined by the directors -

(a) share certificates and, subject to the provisions of any instrument constituting the same, certificates issued under the seal in respect of any debentures or other securities, need not be signed and any signature may be applied to any such certificate by any mechanical or other means or may be printed on it, and

(b) every other instrument to which the seal is affixed shall be signed by one director and by the secretary or another director

116 Subject to the provisions of the Act, the Company may have an official seal for use in any place abroad

## DIVIDENDS

117 Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors

117 Subject to any provisions of these articles and the rights attaching to any shares any dividend or other monies payable on or in respect of a share may be declared and/or paid in such currency or currencies and using such exchange rate and/or such date for determining the value of currency conversions as the Directors may determine

118 Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment If the directors act in good

faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights

119 Except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share

120 A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees

121 (1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque or warrant shall be a good discharge to the Company Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time consider sufficient by means of a relevant system) which the directors consider appropriate Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share

(2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if -

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed), or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder,

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request

122 No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share

123 Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company

124 The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution The following provisions shall apply

(a) The said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares on the Stock Exchange as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. A certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount

(c) No fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit

(d) The directors shall, after determining the basis of allotment, notify the holders of ordinary shares in writing of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective

(e) The directors may exclude from any offer any holders of ordinary shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them

(f) The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary

shares on the basis of allotment determined as aforesaid For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis

(g) The directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted

(i) The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned

**CAPITALISATION OF PROFITS**

**125.** (1) The directors may with the authority of an ordinary resolution of the Company -

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve),

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid,

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend,

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned),

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members, and

(f) generally do all acts and things required to give effect to such resolution as aforesaid

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Act, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly The provisions of paragraph (1)(a) to (f) above shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required)

## RECORD DATES

126. Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly

## ACCOUNTS

127 No member (other than a director) shall have any right of inspecting any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company.

## NOTICES ETC

128 Any notice to be given to or by any person pursuant to these articles shall be in writing or given using electronic communications, except that a notice calling a meeting of the directors need not be either in writing or given using electronic communication

129 The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or by giving it using electronic communications to an address for the time being notified by the member to the Company for that purpose. Notice is also to be treated as given to a member where -

(a) the Company and the member have agreed that such notices to be given to that member may instead be accessed by him on a web site,

(b) that member is notified, in a manner for the time being agreed between him and the Company for the purpose, of -

(i) the publication of the notice on a web site,

(ii) the address of that web site,

(iii) the place on that web site where the notice may be accessed, and how it may be accessed, and

(c) where the notice in question is a notice of a meeting, the notice continues to be published on that web site throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, save that if the notice is published for part only of that period then failure to publish the notice throughout that period shall not invalidate the proceedings of the meeting where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the company to prevent or avoid and provided always that Article 49 shall apply to such notice as it does to any other notice of meeting

In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders A member whose registered address is not within the United Kingdom and who gives to the Company an address within the United Kingdom (not being an address for the purposes of electronic communications) at which notices may be given to him shall be entitled to have notices given to him at that address, but otherwise no such member shall be entitled to receive any notice from the Company

130 A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of

any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called

131 (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of [fifteen] [twenty one] days before the notice is given, and no change in the register after that time shall invalidate the giving of the notice

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title, but this paragraph does not apply to a notice given under section 212 of the Act

132 Where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to convene a general meeting by notice sent by post, notice of the meeting shall be sufficiently given if given by advertisement in two leading national daily newspapers published in the United Kingdom The Company shall send a copy of the notice to members by post if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

133 Any notice to be given by the Company to the members or any of them, and not provided for by or pursuant to these articles, shall be sufficiently given if given by advertisement in at least one leading national daily newspaper published in the United Kingdom

134 A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been given on the day next but one after it was posted Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears A notice contained in an electronic communication shall be deemed to have been given on the day following that on which it was sent or, in the case of the publication of a notice on a web site, on the day following that on which the member is notified of such publication in accordance with article 128 Proof that a notice contained in an electronic communication was sent in accordance with the Guidance issued by the Institute of Chartered Secretaries and Administrators shall be conclusive evidence that notice was given

135 A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within the United Kingdom supplied for that purpose by the person claiming to be so entitled Until such an address has been supplied, a notice may be within the United Kingdom given in any manner in which it might have been given if the death or bankruptcy had not occurred

136 Subject to the provisions of the Act, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or, in the case of a member whose registered address is not within the United Kingdom, any

address given by him to the Company for the service of notices, not being an address for the purposes of electronic communications) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the Company a new registered address (or, in the case of a member whose registered address is not within the United Kingdom, a new address for the service of notices within the United Kingdom) For the purposes of this article, references to a communication include references to any cheque or other instrument of payment, but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles

## DESTRUCTION OF DOCUMENTS

**137.** (1) The Company may destroy-

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded,

(c) any share certificate, after one year from the date on which it is cancelled, and

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a permanent record of the document is made which is not destroyed before that date

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company provided that-

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant,

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article, and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner

## WINDING UP

138 If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability

## INDEMNITY

139 Subject to the provisions of the Act, the Company may

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated Company, and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated Company

For the purposes of this article, "associated Company" has the same meaning as in section 309(A) of the Act

Companies House
— for the record —

Please complete in typescript, or in bold black capitals
CHWP000

# 88(2)

(Revised 2005)

Return of Allotment of Shares

| | |
|---|---|
| Company Number | 3310225 |
| Company name in full | MICHAEL PAGE INTERNATIONAL PLC |

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

| | From Day | From Month | From Year | To Day | To Month | To Year |
|---|---|---|---|---|---|---|
| Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box) | 01 | 03 | 2008 | 31 | 03 | 2008 |

| | | | |
|---|---|---|---|
| Class of shares (ordinary or preference etc) | Ordinary | | |
| Number allotted | 193,179 | | |
| Nominal value of each share | 1p | | |
| Amount (if any) paid or due on each share (including any share premium) | £1.90 (AVERAGE) | | |

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |
| % (if any) that each share is to be paid up in cash | | | |

| | |
|---|---|
| Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract | |



When you have completed and signed the form please send it to the Registrar of Companies at

Companies House, Crown Way, Cardiff, CF14 3UZ for companies registered in England and Wales — DX 33050 Cardiff
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland — DX 235 Edinburgh or LP - 4 Edinburgh 2

## Names and addresses of the allottees

| Shareholder details (list joint allottees as one shareholder) | Shares and share class allotted | |
|---|---|---|
| Name(s) HSBC Global Custody Nominee (UK) Ltd<br>Address 8 Canada Square<br>London<br>UK Postcode E14 5HQ | Class of shares allotted<br>Ordinary 1p | Number allotted<br>193,179 |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |
| Name(s)<br>Address<br>UK Postcode | Class of shares allotted | Number allotted |

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14/4/08

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

**Contact Details**

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form The contact information that you give will be visible to searchers of the public record

| | |
|---|---|
| | |
| | |
| | Tel |
| DX number | DX exchange |

END